LUXURY CAMPING INC ENTITIES

Robert Frisch | October 24, 2020


Luxury Camping Inc. (LCI)
DBA Firelight Camps
Ithaca by Firelight, LLC
Wholly owned and managed by LCI
Manages Firelight Ithaca
Firelight Properties, LLC (FLP)
Wholly owned and managed by LCI
Undertakes development activities
Firelight II, LLC
Wholly owned and managed by FLP.
Abandoned project, entity is no longer active.
Firelight III, LLC
Wholly owned and managed by FLP.
Has option to purchase campground for Firelight Phoenicia.
Firelight IV, LLC
Wholly owned and managed by FLP.
Pursuing additional future project.